FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefonica- Directorate changes	3

As provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), TELEFÓNICA S.A. hereby reports the following

SIGNIFICANT EVENT

   The Board of Directors of the Company, at the meeting held today, has been informed of and acknowledged the resignations tendered by Board members Mr. Manuel Pizarro Moreno and Mr. Antonio Viana-Baptista from their directorships.

   In view thereof, the Board of Directors has unanimously resolved, at the proposal of the Nominating, Compensation and Corporate Governance Committee, the interim appointment of Mrs. Eva Castillo Sanz and Mr. Luiz Fernando Furlán as new members of the Board of Directors, both as independent Directors.

   Also, upon the prior favourable report of the Nominating, Compensation and Corporate Governance Committee, the Board has appointed Mr. Gonzalo Hinojosa Fernández de Angulo as new member of the Executive Committee of the Board, and Mr. Carlos Colomer Casellas as new member of the Nominating, Compensation and Corporate Governance Committee.

Madrid, January 23rd, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 23rd, 2008	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors